May 7, 2009

By Edgarlink and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Durect Corporation
Registration Statement on Form S-3
File No. 333-155042

Dear Sir or Madam:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, DURECT Corporation (the “Registrant”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 9:30 a.m. Eastern Daylight Time on May 11, 2009, or as soon thereafter as practicable.

The Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (408) 777-1417 and Stephen B. Thau of Morrison & Foerster LLP at (650) 813-5640 when the order permitting such Registration Statement to become effective is issued

DURECT CORPORATION

/s/ Matthew J. Hogan
Matthew J. Hogan Chief Financial Officer